August 11, 2022

By Electronic Submission

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Margaret Schwartz and Celeste Murphy

Re:	InVivo Therapeutics Holdings Corp. Revised Preliminary Proxy Statement on Schedule 14A Filed July 25, 2022 File No. 001-37350

Ladies and Gentlemen:

InVivo Therapeutics Holdings Corp. (the “Company”) has filed today with the U.S. Securities and Exchange Commission (the “Commission”) a revised Preliminary Proxy Statement on Schedule 14A (the “Revised Proxy Statement”). This letter, together with the Revised Proxy Statement, sets forth the Company’s responses to the comments contained in a letter from the staff of the Commission (the “Staff”), dated August 4, 2022 (the “Letter”), relating to the Company’s Revised Preliminary Proxy Statement on Schedule 14A, initially filed with the Commission on July 25, 2022 (File No. 001-3735).

The responses set forth herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Letter.

Terms used but not otherwise defined in this letter have the respective meanings ascribed to such terms in the Revised Proxy Statement. Page numbers referred to in the responses reference page numbers in the Revised Proxy Statement.

August 11, 2022

On behalf of the Company, we advise you as follows:

Revised Preliminary Proxy Statement on Schedule 14A, Filed July 25, 2022

Questions and Answers about Voting at the Annual Meeting and Related Matters, page 1

1.	We note the disclosure on page 5 related to Proposal No. 3 regarding broker non-votes and proxies marked abstain and that both of these will have the same effect as a vote “Against” the proposal. However, we note that under the Voting Plan, shares that are not voted will not affect the ratio in which the additional Voting Rights are voted. In view of the potential exercise of Voting Rights by Rights Stockholders, please revise these disclosures to clarify the impact of the Voting Plan in these situations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 5 of the Revised Proxy Statement.

General

2.	Please provide an opinion of counsel from counsel authorized to practice law in Nevada regarding whether the Voting Plan and the granting of the Voting Rights is valid under Nevada law and whether the vote that would result as a consequence of one or more Rights Stockholders exercising their Voting Rights would be valid under Nevada law, including for satisfying the voting threshold under Nevada law for such matters and amending the Articles of Incorporation.

Response: Please find the opinion attached as Exhibit A to this filing.

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August 11, 2022

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6633 or facsimile at (617) 526-5000. Thank you for your assistance.

Very truly yours,

By:	/s/ Rosemary G. Reilly
Rosemary G. Reilly

cc:	Richard Toselli, M.D.
President and Chief Executive Officer
InVivo Therapeutics Holdings Corp.

Exhibit A

August 11, 2022

Board of Directors

InVivo Therapeutics Holdings Corp.

Re:     Voting Rights Plan

Ladies and Gentlemen:

We have acted as counsel to InVivo Therapeutics Holdings Corp., a Nevada corporation (the “Corporation”), in connection with certain matters related to Nevada corporate law, including, but not limited to, the Corporation’s Voting Rights Plan (the “Plan”). We provide this letter pursuant Comment No. 2 provided in that certain comment letter from the United States Securities and Exchange Commission (the “Commission”) dated August 4, 2022 (the “Comment Letter”) related to the Corporation’s revised Preliminary Proxy Statement on Schedule 14A, as filed with the Commission on July 25, 2022 (the “Preliminary Proxy Statement”).

In response to the comment provided by the Commission as to the validity of the Plan under Nevada law and the validity of the resulting vote achieved through the exercise of the voting rights granted pursuant to the Plan, we reviewed the following: (a) the Articles of Incorporation of the Corporation filed with the Nevada Secretary of State on April 2, 2003, as amended; (b) the Amended and Restated Bylaws of the Corporation, dated as of March 29, 2016; (c) the Plan; (d) the resolutions adopted by the Corporation’s board of directors (the “Board”) authorizing the Plan; (e) the Preliminary Proxy Statement; (f) the relevant portions of Nevada Revised Statutes (“NRS”) Chapter 78, including, but not limited to NRS 78.195 and NRS 78.350; and (g) the available legislative history for NRS 78.195 and NRS 78.350. In addition, we have also examined such corporate records and other agreements, documents and instruments, and such certificates or comparable documents of public officials and officers and representatives of the Corporation and have made such inquiries of such officers and representatives and have considered such matters of law as we have deemed appropriate as the basis for the opinion hereinafter set forth.

As a preliminary matter, we note that NRS 78.195 and NRS 78.350 generally require the shares of the same class or series to have the identical voting powers, designations, preferences, limitations, restrictions and relatives rights with those of other shares of the same class or series. However, both NRS 78.195 and NRS 78.350 provide the following language that provides exceptions to this principle:

NRS 78.195  Issuance of more than one class or series of stock; rights of stockholders.

1.  If a corporation ...

5.  The provisions of this section do not restrict the directors of a corporation from taking action to protect the interests of the corporation and its stockholders, including, but not limited to, adopting or signing plans, arrangements or instruments that grant or deny rights, privileges, power or authority to a holder or holders of a specified number of shares or percentage of share ownership or voting power.

InVivo Therapeutics Holdings Corp.

August 11, 2022

NRS 78.350  Voting rights of stockholders; determination of stockholders entitled to notice of and to vote at meeting.

1.  Unless ....

8.  The provisions of this section do not restrict the directors from taking action to protect the interests of the corporation and its stockholders, including, but not limited to, adopting or signing plans, arrangements or instruments that grant or deny rights, privileges, power or authority to a holder or holders of a specified number of shares or percentage of share ownership or voting power.

The language of NRS 78.195(5) and NRS 78.350(8) was introduced in 1989 as statutory acknowledgement of the validity of stockholder rights plans and other discriminatory measures in light of the United States District Court’s decision in Horwitz v. Southwest Forest Industries, Inc., 604 F. Supp. 1130 (D. Nev. 1985). The language of NRS 78.195(5) and NRS 78.350(8) was further amended in 2001 and 2009 to allow directors to grant, as well as deny, rights, privileges, power or authority to shareholders. Based on such legislative history, it is clear that NRS 78.195(5) and NRS 78.350(8) are designed to be read together for the purposes of providing directors with the ability to both grant and deny, rights, privileges, power or authority to stockholders under certain circumstances. In particular, these sections, along with language in NRS 78.139(2)(b) (relating to the permissible responses of directors when confronted with a change of control), NRS 78.378(3) (relating to Nevada’s Acquisition of Controlling Interest statutes) and NRS 78.433(3) (relating to Nevada’s Combinations with Interested Stockholders statutes), provide the basis for directors of a Nevada corporation to treat stockholders of the same class differently.

As described in the Preliminary Proxy Statement, the Board adopted the Plan based on its determination that the Plan was necessary to protect the interests of the Company and its stockholders. Further, as required by NRS 78.195(5) and NRS 78.350(8), the Board granted the voting rights to holders of a specified number of shares, i.e., at least 50 shares of the Company’s common stock, as of the close of business on May 26, 2022, where these stockholders were required to claim their eligibility by the close of business on July 13, 2022. The voting rights provided for the Plan were designed solely to effect the passage of the Articles Amendments (as defined in the Preliminary Proxy Statement).

On the basis of the foregoing, and subject to the qualifications, assumptions, and limitations set forth herein, we are of the opinion that:

1.	the Board possesses the power pursuant to NRS 78.195(5) and NRS 78.350(8) to adopt, among other things, a plan that grants certain rights, privileges, powers or authorities to holders of a specified number of shares, such as the Plan, and the Plan is valid thereunder; and

2.	the exercise of the voting rights granted pursuant to the Plan (when exercised in accordance with the Plan) for the purposes of establishing a majority of the voting power and approving the matters set forth in the Preliminary Proxy Statement is valid under NRS Chapter 78, and the resulting votes and the overall voting results based on the exercise of such votes are valid thereunder.

As no Nevada court has ruled on the issue of the extent to which a board of directors of a Nevada corporation can adopt a plan, arrangement or instrument that grants the voting rights provided for in the Plan, our opinion is limited to our interpretation of NRS Chapter 78, its legislative history and applicable judicial decisions in effect on the date hereof. Please note that our opinion is not a guaranty as to what any particular court would actually hold, but a reasoned opinion as to the decision a court would reach if the issues are properly presented to it and the court followed existing precedent as to legal and equitable principles applicable in similar matters. The determination by any court is usually made on the basis of an analysis of the facts and circumstances of the particular case, rather than as a result of the application of consistently applied legal doctrines.

InVivo Therapeutics Holdings Corp.

August 11, 2022

The opinions expressed herein are based on the assumptions that: (a) the Board acted in good faith and on an informed basis with respect to its adoption of the Plan and its determination that the Plan was necessary to “protect the interests of the corporation and its stockholders”; (b) the Board has not amended, modified or rescinded the Plan; (c) the process of granting, claiming and exercising the voting rights granted pursuant to the Plan has been and will be conducted in good faith in accordance with the Plan; and (d) the Plan will not violate or constitute a default or breach under (i) any agreement or instrument to which the Corporation or its properties is subject, (ii) any law, rule or regulation to which the Corporation is subject (other than NRS Chapter 78), (iii) any judicial or regulatory order or decree of any governmental authority, or (iv) any consent, approval, license, authorization or validation of or filing, recording or registration of any governmental authority.

This opinion is limited to the present laws of the State of Nevada. We express no opinion as to the laws of any other jurisdiction and no opinion regarding the statutes, administrative decisions, rules and regulations or requirements of any county, municipality or subdivision or other local authority of any jurisdiction.

We do not undertake to advise you or anyone else of any changes in the opinions expressed herein resulting from changes in law, changes in fact or any other matters that hereafter might occur or be brought to our attention.

This opinion may be relied upon by the Board only in connection with the Plan and may not be used or relied upon by any other person or for any other purpose, without in each instance our prior written consent. We hereby consent to the sole use of this opinion as an exhibit to Company’s response to the Comment Letter.

Very truly yours,

/s/ Ballard Spahr LLP